

January 23, 2013

Via E-mail
Yasmeen Savji, President
Quorum Corp.
KSC House
Mama Ngina Street 11th Floor
P.O. Box 30251-00100
Nairobi, Kenya

> **Re:** **Quorum Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 8, 2013**
> **File No. 333-183870**

Dear Ms. Savji:

We have reviewed the above-referenced filing and the related response letter dated January 8, 2013 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 21, 2012.

Management's Discussion and Analysis of Financial Position and Results of Operations

Plan of Operation, page 44

1. We note that you removed the portion of your plan of operation discussion that provided a detailed description of the actions and timing of your planned operations over the next 12 months toward the development, completion and execution of your business plan. Please revise to include a discussion that clearly explains the timing of all major planned events including when you expect to begin generating revenues from such product or tell us why you believe such disclosures is not necessary.

2. Please note that the last paragraph on page 44 repeats verbatim information already disclosed in the penultimate paragraph. Please revise your disclosures accordingly.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3457 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Michael J. Morrison, Esq.
        Venture Law USA